SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 3, 2005
Shaw Communications Inc.

By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

Shaw Communications Inc.

The attached Management’s Discussion and Analysis has been amended to include
Supplementary Quarterly Financial Information as provided on page 13

MANAGEMENT’S DISCUSSION AND ANALYSIS
NOVEMBER 30, 2004

January 6, 2005

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2004 Annual Report and the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements of the current quarter.

Consolidated Overview
Consolidated service revenue increased by 6.9% to $537.1 million in the first quarter compared to $502.4 million last year. Improved service revenue resulted from growth in the customer base, rate increases and the acquisition of the Monarch cable systems effective March 31, 2004. First quarter consolidated service operating income before amortization1 of $234.0 million increased by 4.0% over the same quarter last year due to revenue growth partly offset by increased costs in the cable division primarily incurred to support continued growth and in preparation for increased competition and the launch of Digital Phone. Accordingly the consolidated operating margin decreased to 43.6% from 44.8%.

Net income in the first quarter benefited from improved operating performance over the same quarter last year, reflected through increased service operating income before amortization of $9.1 million and decreased interest expense of $2.5 million. These improvements were more than offset by a fair value loss of $21.6 million on a certain foreign currency forward contract. As outlined in previous annual reports, the Company entered into a forward contract to purchase US dollars at 1.4078 Cdn. in respect of its US dollar denominated entitlements on equity instruments. Under Accounting Guideline 13, the forward contract does not qualify for hedge accounting. Accordingly, the entitlements are recorded through the deficit at spot rates while fair value adjustments on the related derivative are recorded in income. The impact of the foregoing and other changes to net income, which resulted in a decrease to net income of $1.2 million in the quarter, are outlined below:

1	See definitions under Key Performance Drivers in Management’s Discussion and Analysis

Shaw Communications Inc.

Three months
ended November 30,
2004

($millions Cdn)
Increased service operating income before amortization	9.1
Increased amortization of deferred IRU revenue	0.5
Increased amortization of deferred net equipment cost	(3.9)
Decreased amortization of deferred charges and property, plant and equipment	2.9
Decreased interest expense	2.5
Change in net other costs and revenue(1)	(15.6)
Decrease in income taxes	3.3

(1.2)

(1)	Net other costs and revenue include: foreign exchange gain on long-term debt, fair value loss on a foreign currency forward contract, debt retirement costs, and other gains as detailed in the unaudited interim Consolidated Statements of Income and Deficit.

Earnings per share were $0.04 for the quarter, which is consistent with last year.

Cash flow from operations before changes in non-cash working capital was $180.8 million in the first quarter compared to $166.1 million in the same period last year. The growth over the comparative quarter was primarily due to increased service operating income before amortization of $9.1 million, reduced interest expense of $2.5 million and decreased current income tax expense of $1.6 million.

On a consolidated basis, the Company achieved positive free cash flow1 of $26.9 million in the first quarter (2003 — $65.9 million). The decline compared to last year is primarily due to increased capital expenditures, particularly in the upgrades and enhancement and success-based categories. The satellite division generated negative free cash flow of $5.1 million compared to negative free cash flow of $10.5 million in the same quarter last year. Cable generated $32.0 million of positive free cash flow for the quarter compared to $76.4 million last year.

Update to critical accounting policies
In Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2004 Annual Report, the Company discussed critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. Also described therein were a number of new accounting policies Shaw was required to adopt in 2005 as a result of recent changes in Canadian Accounting pronouncements. For a description of the changes in accounting policies, readers should refer to Note 1 of the unaudited interim Consolidated Financial Statements. The ensuing discussion provides additional information as to the date that Shaw was required to adopt the new standards, the methods of adoption permitted by the standards and the method chosen by Shaw and the effect on the financial statements as a result of adopting the new policy.

1	See definitions under Key Performance Drivers in Management’s Discussion and Analysis

Shaw Communications Inc.

Adoption of recent Canadian accounting pronouncements

     Asset Retirement Obligations

In the first quarter of 2005, the Company was required to retroactively adopt the new Canadian standard, Asset Retirement Obligations. The application of this standard had no significant impact on the financial position or results of operations of the Company.

     GAAP Hierarchy and General Standards of Financial Statement Presentation

In the first quarter of 2005, the Company was required to adopt the new CICA Handbook Sections 1100, “Generally Accepted Accounting Principles,” and 1400, “General Standards of Financial Statement Presentation”. The effect of any change in accounting policy made in adopting these sections only applies to events and transactions occurring after August 31, 2004 and to any outstanding related balances existing at the date of the change.

The application of these recommendations had no significant impact on the Company’s consolidated financial statements.

Key Performance Drivers

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other Companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s financial performance and as an indicator of its ability to service debt. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.

The following contains a listing of the Company’s use of non-GAAP financial measures and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.

Service operating income before amortization
The Company utilizes this measurement as it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. In respect of the calculation of consolidated service operating income before amortization, it is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Deficit. It is calculated as service revenue less operating, general and administrative expenses.

Shaw Communications Inc.

Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders. Consolidated free cash flow is calculated as follows:

	Three months ended November 30,
	2004	2003

($000’s Cdn)
Cable free cash flow[1]	31,979	76,376
Combined satellite free cash flow[1]	(5,129)	(10,464)

Consolidated	26,850	65,912

(1)	The reconciliation of free cash flow for both cable and satellite is provided in the following segmented analysis.

CABLE

FINANCIAL HIGHLIGHTS

	Three months ended November 30,
			Change
	2004	2003	%

($000’s Cdn)
Service revenue (third party)	385,966	363,238	6.3

Service operating income before amortization (1)	193,646	192,771	0.5
Less:
Interest	43,228	44,001	(1.8)
Entitlements on equity instruments, net of current taxes	9,350	9,655	(3.2)
Cash taxes on net income	6,718	8,252	(18.6)

Cash flow before the following:	134,350	130,863	2.7

Capital expenditures and equipment costs (net):
New housing development	19,459	17,998	8.1
Success based	20,200	12,611	60.2
Upgrades and enhancement	45,138	17,727	154.6
Replacement	6,348	3,904	62.6
Buildings/other	11,226	2,247	399.6

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	102,371	54,487	87.9

Free cash flow (1)	31,979	76,376	(58.1)

Operating margin	50.2%	53.1%	(2.9)

(1)	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.

OPERATING HIGHLIGHTS

•	Strong customer growth occurred during the first quarter with increases of 17,109 in basic, 21,501 in digital and 47,748 in Internet.
•	Effective November 26, 2004, Shaw introduced average rate increases of approximately $1 per month on most of its packages. The increases should generate additional revenue of approximately $2 million per month when fully implemented by February 2005.

Shaw Communications Inc.

Cable service revenue increased by 6.3% over the same period last year primarily as a result of customer growth, rate increases of $1 to $2 per month implemented in February, 2004 and the Monarch cable systems acquired effective March 31, 2004, which generated revenue of $5.8 million in the first quarter of fiscal 2005. Despite these factors, service operating income before amortization grew by only 0.5% over last year because of increased costs primarily incurred to support continued growth and in preparation for increased competition and the launch of Digital Phone.

Although service revenue grew by 1.7% over the fourth quarter of fiscal 2004 as a result of the higher customer base, service operating income before amortization decreased by 1.1%. This occurred because of higher costs, principally salaries and benefits, network fees and premises costs. It is anticipated that the ongoing emphasis on enhancing customer service, the requirement to make up-front investments in advance of the rollout of Digital Phone, and competitive factors will continue to exert pressure on margins. These factors have been anticipated and are in-line with the Company’s published guidance for fiscal 2005.

First quarter capital expenditures were $102.4 million, an increase of $47.9 million over the same period last year. Success-based expenditures grew by $7.6 million as a result of increased deployment of equipment, partially offset by lower costs which are in part due to the strengthening Canadian dollar. Upgrade and enhancement activity increased by $27.4 million due to upgrades to the distribution system, including $13.4 million directed towards the launch of Digital Phone. The majority of the $9.0 million increase in the buildings and other category was due to the completion of leasehold improvements at the new regional Vancouver office and the renewal of certain software licenses.

SUBSCRIBER STATISTICS

			Three months ended
	November 30,	August 31,		Change
	2004	2004	Growth	%

CABLE:
Basic service:
Actual	2,139,597	2,122,488	17,109	0.8
Penetration as % of homes passed	67.3%	67.2%
Digital terminals	676,016	640,975	35,041	5.5
Digital customers	562,036	540,535	21,501	4.0

INTERNET:
Connected and scheduled installations	1,068,686	1,020,938	47,748	4.7
Penetration as % of basic	49.9%	48.1%
Stand-alone Internet not included in basic cable	124,597	114,767	9,830	8.6

Shaw added 17,109 basic subscribers in the current quarter compared to 21,894 in the same quarter last year. In addition to the continued success of the basic and full cable service introductory offer to stand-alone Internet and other potential customers, customer growth has been enhanced as a result of strong economic activity in Alberta and British Columbia.

Shaw Communications Inc.

During the quarter, Shaw added 21,501 digital customers, compared to 15,652 in the first quarter of fiscal 2004. Growth has increased due in part to increased customer awareness of the digital viewing experience through word-of-mouth, media and advertising. Also, the availability of advanced set-top boxes incorporating high definition televisions signals (“HDTV”) and/or a personal video recorder (“PVR”) has also enabled Shaw customers to enhance their television viewing, and gives Shaw a competitive advantage over its telephone company competitors.

Internet customers grew by 47,748 during the first quarter compared to 48,040 in the same period last year, enabling Shaw to improve its industry-leading penetration to 49.9% of basic, an improvement of almost 5% over last year (2003 — 45.1%). First quarter growth was achieved through Shaw’s “back to school” marketing campaign as well as the continued migration of “dial-up” and other competitive services’ customers to Shaw’s Internet service. To further increase the value of its Internet services, effective December 2004, Shaw Secure and Shaw Messenger will be included as part of Shaw’s Internet services. Shaw Secure, the Company’s comprehensive security package, offers a complete computer security suite with anti-virus, firewall, parental control, spam control, pop-up blocker, and anti-spyware combined into a single, easy-to-use product. Shaw Messenger is a complete online messaging service and includes secure instant messaging, PC to PC voice/video calling, chat rooms, and application sharing features such as file sharing for photos and web pages.

At the end of the first quarter, approximately 43.7% of Shaw customers subscribed to bundled services compared to 39.6% at November 30, 2003. The attractiveness of the bundled packages is enhanced by Shaw’s ability to offer services such as VOD, HDTV and, in the near future, Digital Phone. Shaw’s bundling strategy has proven to be an effective customer retention tool for its digital and Internet customers as shown by churn rates in the table below.

	Three months ended November 30,
Churn (1)	2004	2003

Digital customers	3.4%	3.8%
Internet customers	3.5%	3.7%

(1)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period. It should be noted that seasonality and marketing programs could impact any comparison of quarterly churn on a sequential basis.

Shaw Communications Inc.

SATELLITE (DTH and Satellite Services)

FINANCIAL HIGHLIGHTS

	Three months ended November 30,
			Change
	2004	2003	%

($000s Cdn)
Service revenue (third party)
DTH (Star Choice)	131,563	119,150	10.4
Satellite Services	19,521	19,984	(2.3)

	151,084	139,134	8.6

Service operating income before amortization (1)
DTH	30,414	22,203	37.0
Satellite Services	9,964	9,988	(0.2)

	40,378	32,191	25.4
Less:
Interest (2)	10,398	12,136	(14.3)
Cash taxes on net income	123	175	(29.7)

Cash flow before the following:	29,857	19,880	50.2

Capital expenditures and equipment costs (net):
Success based (3)	25,568	29,735	(14.0)
Transponders and other	9,418	609	1,446.5

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	34,986	30,344	15.3

Free cash flow (1)	(5,129)	(10,464)	51.0

(1)	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.
(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay prior outstanding Satellite debt and to fund accumulated cash deficits of Cancom and Star Choice.
(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

OPERATING HIGHLIGHTS

•	DTH customers declined by 3,068 in this quarter compared to a decrease of 956 in the same quarter last year. At the end of December 2004, fiscal year-to-date customer growth stood at 2,554 (December 2003 — 3,783).

Service revenue increased by 8.6% over the same quarter last year primarily as a result of the February 1, 2004 DTH monthly rate increase of $3.00 and subscriber growth. These factors enabled Satellite to improve service operating income before amortization by 25.4% over the comparable period last year.

Service revenue decreased marginally in comparison to the fourth quarter of 2004 as a result of certain rate reductions and customer losses in Satellite Services. This revenue reduction, along with higher network fees and marketing costs in DTH, were the main reasons for a decrease of 6.9% in service operating income before amortization from the fourth quarter of 2004.

Shaw Communications Inc.

Capital expenditures increased $4.6 million over the first quarter last year due to costs incurred on the launch of the Anik F2 satellite of $8.8 million which were partially offset by reduced success based capital of $4.2 million. Effective October 4, 2004 Star Choice began operating with additional capacity on Telesat’s Anik F2 satellite, which has enabled the addition of three more HDTV channels to its service, bringing the total to nine. Star Choice has also introduced receivers which provide a more economical alternative for new customers or existing customers to expand Star Choice services in their homes. On-going development of the DTH service, combined with improvements in customer service implemented over the past two years, are anticipated to result in improved customer retention.

CUSTOMER STATISTICS

			Three months ended
	November 30,	August 31,		Change
	2004	2004	Growth	%

Star Choice customers (1)	824,835	827,903	(3,068)	(0.4)

(1)	Including seasonal customers who temporarily suspend their service.

	Three months ended November 30,
Churn (2)	2004	2003

Star Choice customers	5.3%	6.0%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.

Due in part to typical seasonal disconnects, DTH customers declined 3,068 in the first quarter. Customer churn has improved over last year, although it is higher than the fourth quarter of 2004, partially due to seasonal factors.

OTHER INCOME AND EXPENSE ITEMS:

Amortization

	Three months ended November 30,
			Change
	2004	2003	%

($000s Cdn)
Amortization revenue (expense) —
Deferred IRU revenue	3,636	3,083	17.9
Deferred equipment revenue	17,887	23,861	(25.0)
Deferred equipment cost	(56,405)	(58,483)	(3.6)
Deferred charges	(1,713)	(2,648)	(35.3)
Property, plant and equipment	(101,579)	(103,548)	(1.9)

Commencing in fiscal 2004, Star Choice reduced the selling price of DTH equipment in lieu of giving programming credits to new customers. This is the principal reason for the decrease in amortization of deferred equipment revenue in the current quarter. Amortization of deferred charges declined as a result of the repayment of the $250.0 million Cancom Structured Note and deferred marketing costs becoming fully amortized during 2004.

Shaw Communications Inc.

Interest

	Three months ended November 30,
			Change
	2004	2003	%

($000s Cdn)
Interest	53,626	56,137	(4.5)

Interest charges decreased over the same periods last year as a result of reduced consolidated debt levels.

Foreign exchange gain (loss) on unhedged and hedged long-term debt

Shaw records foreign exchange gains and losses on the translation of foreign denominated unhedged long-term debt, which at November 30, 2004 was comprised of US $47.2 million of bank loans. As a result of fluctuations of the Canadian dollar relative to the US dollar, the Company recorded a foreign exchange gain of $6.4 million in the quarter (2003 — $4.8 million).

As required by generally accepted accounting principles, the Company is required to translate long-term debt at period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting foreign exchange gains or losses on translating hedged long-term debt are included in deferred credits or deferred charges. As a result, the amount of hedged long-term debt that is reported under GAAP is often different than the amount at which the hedged debt would be settled under existing cross-currency interest rate agreements. As outlined in Note 3 to the unaudited interim Consolidated Financial Statements, if the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal) long-term debt would increase by $330.8 million (August 31, 2004 — $208.3 million) which represents the corresponding hedged amounts included in deferred credits.

Debt retirement costs

In November 2003, the Company incurred $2.4 million of debt retirement costs in connection with the issuance of $350 million of Senior unsecured notes at 7.5% and used the net proceeds to repay its $350 million credit facility due February 10, 2006. There were no such costs in the current quarter.

Fair value adjustment on a foreign currency forward contract

The Company’s extendible forward purchase contract which provides US funds required for the quarterly entitlement payments on the US denominated equity instruments, does not qualify for hedge accounting under Canadian GAAP. Accordingly, the carrying value of this financial instrument is adjusted to reflect the current market value which resulted in a pre-tax loss of $21.6 million in the quarter.

Shaw Communications Inc.

Other gains

This category consists mainly of realized and unrealized foreign exchange gains of $3.2 million (2003 — $0.9 million) on US dollar denominated current assets and liabilities. The increase is due to the strengthening of the Canadian dollar relative to the US dollar in the past year.

RISKS AND UNCERTAINTIES

There have been no material changes in any risks or uncertainties facing the Company since August 31, 2004.

FINANCIAL POSITION

Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2004.

Total assets at November 30, 2004 were $7.6 billion. This represents an increase of $11.7 million over August 31, 2004. Current assets increased by $2.9 million due to higher inventory levels of $4.5 million in preparation for the holiday season. Non-current assets grew by $8.7 million. This was partly attributable to the increase in investments and other assets due to the purchase of an additional 2.1 million shares of Canadian Hydro Developers, Inc. for $5.2 million.

Broadcast licenses decreased by $0.9 million due to the sale of the cable television advertising business, originally acquired as part of the purchase of the Monarch cable systems in 2004, to Corus Entertainment Inc., a company subject to common voting control, for cash during the first quarter. The transaction was reviewed by the Company’s Corporate Governance Committee, comprised of independent directors.

Current liabilities (excluding current portion of long-term debt) decreased by $33.3 million since August 31, 2004, primarily reflecting payments of accrued interest during the first quarter.

Total long-term debt decreased by $79.0 million as a result of a decrease of $128.9 million relating to the translation of US denominated debt, offset by net new borrowings (including $5.9 million in respect of the Burrard Landing partnership) of $50.0 million.

Deferred credits increased by $118.1 million primarily due to the increase in deferred foreign exchange translation gains on the translation of hedged US dollar denominated senior notes of $122.6 million, offset by amortization of prepaid IRU rental of $3.6 million. Other liabilities increased by $30.2 million primarily due to a fair value adjustment in respect of a foreign currency forward contract which is not accounted for as a hedge.

Shaw Communications Inc.

Share capital decreased by $8.9 million due to the repurchase of 915,400 Class B Non-Voting Shares for cancellation for $19.4 million in the first quarter. The balance of the cost of the shares repurchased was charged to the deficit. As of the date of Management’s Discussion and Analysis, there were no subsequent changes in share capital other than the repurchase of 19,200 Class B Non-Voting Shares for cancellation at an average price of $20.54.

LIQUIDITY AND CAPITAL RESOURCES

Shaw generated $26.9 million of free cash flow in the first quarter which, combined with the increase in bank loans and bank indebtedness of $63.5 million, was used to purchase $19.4 million of Class B Non-Voting Shares for cancellation, pay common share dividends of $16.2 million and finance the increase in working capital of $53.2 million and other items of $1.6 million.

Shaw received approval from the Toronto Stock Exchange (“TSX”) to renew its normal course issuer bid which authorizes Shaw to purchase up to 10,900,000 of its Class B Non-Voting Shares for the period November 6, 2004 to November 7, 2005, representing approximately 5% of the issued and outstanding Class B Non-Voting Shares. The purchase and cancellation of outstanding Class B Non-Voting Shares under the bid may represent an opportunity to provide capital appreciation and market stability for the benefit of Shaw’s shareholders. Pursuant to the normal course issuer bid, during the quarter Shaw repurchased 915,400 of its Class B Non-Voting Shares for cancellation for $19.4 million.

On December 16, 2004 the Company announced the redemption of its outstanding Series A US $142.5 million 8.45% Canadian Originated Preferred Securities (“Series A COPrS”) on February 1, 2005. The Company believes that the redemption is prudent given the current interest and foreign exchange rate environments. The potential estimated economic benefit is approximately $25 million, representing the foreign exchange benefit realized on the redemption of the unhedged par value of the securities and the potential carrying charge savings over a term of ten years, net of a $12.2 million cost to break a cross-currency swap relating to the dividend payments on the securities. The redemption is to be financed using Shaw’s existing revolving bank facility. Shaw has entered into a forward contract to purchase the US funds required at the redemption date at an exchange rate of $1.2091 Canadian.

At November 30, 2004, Shaw had access to $780 million of available credit facilities based on existing bank covenants. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year, including the redemption of the Series A COPrS and the repayment of the $275 million 7.05% Notes due April 11, 2005. On a longer-term basis, Shaw expects to generate adequate free cash flow and to have sufficient borrowing capacity to finance foreseeable future business plans and refinance maturing debt.

Shaw Communications Inc.

CASH FLOW

Operating Activities

	Three months ended November 30,
	2004	2003	%

($000s Cdn)
Cash flow from operations	180,766	166,131	8.8
Net decrease (increase) in non-cash working capital balances related to operations	(53,198)	(20,691)	(157.1)

	127,568	145,440	(12.3)

Cash flow from operations increased over comparative periods as a result of growth in service operating income before amortization and due to decreased interest and current income tax expenses. Over half of the quarter-over-quarter decrease in the net change in non-cash working capital balances of $32.5 million is due to the timing of bonus payments. The bonuses in respect of the 2004 fiscal year were paid in the first quarter of the current year whereas the bonuses for the 2003 fiscal year were paid in the fourth quarter of that same year. The remaining change is mainly in respect of timing in payments for prepaid interest and contract maintenance expenses.

Investing Activities

	Three months ended November 30,
	2004	2003	Decrease

($000s Cdn)
Cash flow used in investing activities	(150,437)	(107,560)	(42,877)

The cash used in investing activities was $42.9 million higher in the current quarter primarily due to higher capital expenditures.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended November 30,
	2004	2003

(In $millions Cdn)
Repayment of $350 million credit facility	—	(350.0)
Proceeds on $350 million Senior notes	—	350.0
Bank loans and bank indebtedness — net borrowings (repayments)	63.6	(4.3)
Purchase of Class B Non-Voting Shares for cancellation	(19.4)	(21.8)
Dividends and equity entitlements	(27.2)	(17.5)
Debt retirement costs	—	(1.0)
Proceeds on prepayment of IRU	—	2.9
Increase in Partnership bank loans	5.9	4.3

	22.9	(37.4)

Shaw Communications Inc.

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Service
		operating		Basic and diluted	Cash flow
	Service	income before	Net income	earnings	from
	Revenue	amortization(1)	(loss)	(loss) per share	operations (2)

(In $000s Cdn except per share amounts)
2005
First	537,050	234,024	18,815	0.04	180,766

2004
Fourth	531,821	239,212	28,882	0.08	186,311
Third	532,015	237,659	24,828	0.06	179,260
Second	513,541	224,102	17,191	0.03	163,068
First	502,372	224,962	20,008	0.04	166,131

2003
Fourth	502,296	224,086	4,385	(0.02)	160,840
Third	505,920	205,613	(12,999)	(0.10)	139,908
Second	500,597	199,562	(19,506)	(0.13)	128,997

(1)	See Key Performance Drivers in Management’s Discussion and Analysis.
(2)	Cash flow from operations is presented before changes in net non-cash working capital as presented in the Consolidated Statement of Cash Flows.

Generally, service revenue and service operating income before amortization have grown quarter-over-quarter as a result of customer growth, rate increases and cost savings, arising from a number of restructurings and efficiency measures that the company undertook over the past two years. The only exceptions to the consecutive growth in service revenue occurred in the fourth quarters of 2003 and 2004. In 2003, results were affected by the sale of the US cable systems and in the fourth quarter of 2004, the decrease was marginal.

Likewise, net income (loss) has generally trended positively quarter-over-quarter as a result of a number of factors including the growth in service operating income before amortization described above, in addition to reductions of interest expense as a result of debt repayment and retirement. The exceptions to the aforementioned is that earnings declined quarter-over-quarter by $10.1 million and $2.8 million in the first quarter of 2005 and the second quarter of 2004, respectively. In the first quarter of 2005, the Company recorded a fair value loss of $21.6 million ($13.9 million after-tax) on a certain foreign currency forward contract. In the second quarter of 2004, the Company recorded a foreign exchange loss on unhedged long-term debt of $2.0 million compared to a gain of $4.8 million recorded in the first quarter of 2004.

Shaw Communications Inc.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, intend”, “target”, “guideline”, “goal”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, our actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in our expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for the Company to predict what factors will arise or when they may arise. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.